EXHIBIT 99.3

Electra Appoints Peter Rawlins as Chief Financial Officer; Reports Second Quarter 2026 Results

TORONTO, Aug. 11, 2026 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) today announced the appointment of Peter Rawlins as Chief Financial Officer (CFO), effective August 26, 2026.

Peter brings over two decades of mining finance, capital markets and strategic advisory experience. He spent 19 years at CIBC, most recently as Managing Director, Global Mining & Forest Products in Capital Markets, where he advised mining clients on a broad range of financing, transaction and growth initiatives, including project and acquisition financings, corporate finance solutions and streaming transactions.

Peter is a seasoned banking executive covering mining clients who also has leadership experience on the corporate side, working with two junior mining companies. He is recognized for developing strong client relationships across the mining and banking communities and for helping companies evaluate financing alternatives, strengthen financial strategy and support disciplined growth.

Following CIBC, Peter subsequently served as Vice President and Treasurer at Artemis Gold helping the company secure the project financing for the Blackwater project. Most recently, he was Senior Vice President and CFO of Premium Nickel leading several successful equity financings to help maintain the drill program and recapitalization. His experience includes financial leadership at dual-listed companies, including U.S. GAAP reporting. He holds degrees from Western University, the University of Windsor and Rochester Institute of Technology.

Peter succeeds David Allen, who returned from retirement in February to serve as Interim Chief Financial Officer, having previously served as the Company’s CFO from 2023 to late 2024. Mr. Allen will continue with Electra on a part-time basis through completion of construction, working alongside the project team to support on-time, on-budget delivery of the Ontario critical minerals refinery and to mentor the Company’s finance group.

“Electra is a very different company today,” said Trent Mell, Chief Executive Officer. “We recapitalized the balance sheet, secured the funding required for the Refinery construction and restarted full-scale execution. Our immediate priority remains disciplined delivery of the refinery. At the same time, our opportunities in battery recycling and nickel processing are gaining traction, and we intend to be positioned to advance our next project as the refinery moves into production.

“Peter’s combination of project finance, capital markets and public-company experience is particularly well suited to that next phase. He brings the financial leadership and network needed both to support delivery of the cobalt refinery and to help advance and finance our broader project critical minerals pipeline. I also want to thank David Allen, who returned at an important moment and will remain with us to help see the project through.”

“What attracted me to Electra is the vision, dedication and tenacity of the leadership team,” said Mr. Rawlins. “Electra has advanced a strategically important critical-minerals project to a stage that few development companies reach. Its cobalt sulfate refinery has the potential to become an important part of North America’s battery and defense supply chains and a platform for further growth initiatives.

“I look forward to working with the team to complete the refinery as our first priority. In addition, other important priorities are strengthening the finance function by taking a disciplined approach to the balance sheet, working capital and liquidity management, project finance and capital markets, and helping transform Electra’s government and industry relationships into long-term value for shareholders. These priorities will help position the Company for the next phase of growth.”

Funding and Project Status

In October 2025, Electra completed a comprehensive recapitalization, closing a US$34.5 million equity financing and converting approximately US$40 million of its senior secured convertible notes into equity. Together with US$20 million from the U.S. Department of War and US$28 million in combined support from the Government of Canada and Invest Ontario, the Company arranged approximately US$82 million in aggregate funding for the construction of North America’s first cobalt sulfate refinery.

Construction remains on schedule and on budget. Early commissioning activities are expected to begin in the fourth quarter of 2026, with mechanical completion targeted for the second quarter of 2027 and commercial production anticipated in the fourth quarter of 2027.

Company Files Second Quarter 2026 Financial Results

Today the Company also announced the filing of its financial results for the three and six months ended June 30, 2026. During the quarter, Electra continued to advance its Ontario cobalt sulfate refinery, strengthened its funding position through a definitive C$20 million agreement with the Government of Canada and maintained financial flexibility through its capital markets initiatives. The Company also advanced its longer-term critical minerals strategy, launching an engineering study for a potential nickel refinery in the southeastern United States.

Q2 2026 Highlights:

  Electra awarded additional construction contracts across key process areas, bringing the total value of refinery construction packages to approximately C$46 million.
  Completed definitive documentation for C$20 million investment agreement with the Government of Canada under the Strategic Response Fund.
  The Company reported cash and cash equivalents of C$36 million as at June 30, 2026, including approximately US$2.1 million in gross proceeds generated through its at-the-market equity program. Refinery construction is further supported by approximately C$65 million (US$48 million) in aggregate reimbursable government funding.

“Our focus remains on disciplined execution - advancing the refinery on schedule and within budget while maintaining the financial flexibility needed to deliver the project,” said David Allen, Interim CFO. “The progress made during the quarter and our strongly supported funding position reinforce that objective.”

The Company’s Q2 2026 financial reports are available on SEDAR+ (www.sedarplus.com) and the Company’s website (www.ElectraBMC.com).

About Electra Battery Materials

Electra is a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries. The Company’s primary focus is constructing North America’s only cobalt sulfate refinery, as part of a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. In addition to the Refinery, Electra holds a significant land package in Idaho’s Cobalt Belt, including its Iron Creek project and surrounding properties, positioning the Company as a potential cornerstone for North American cobalt and copper production.

Electra is also advancing black mass recycling opportunities to recover critical materials from end-of-life batteries, while continuing to evaluate growth opportunities in nickel refining and other downstream battery materials. For more information, please visit www.ElectraBMC.com.

Contact
Heather Smiles
Vice President, External Affairs & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

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Cautionary Note Regarding Forward-Looking Statements
This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements, including statements regarding the approved construction budget and its sufficiency; project milestones such as contract awards, site mobilization, commissioning, mechanical completion, commercial production and ramp-up; targeted throughput and production volumes; additional capital required for commissioning and working capital; engineering studies and incremental investments; availability of equipment, reagents, feedstock and other inputs; commercial arrangements; and the availability and timing of governmental or other financial support. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects', “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” or similar expressions and are based on current assumptions and expectations. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, at www.sedarplus.com and on EDGAR at www.sec.gov. Although Electra Battery Materials Corporation believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, Electra Battery Materials Corporation disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.